THE AARON’S COMPANY, INC.

400 Galleria Parkway, S.E., Suite 300

Atlanta, Georgia 30339

November 17, 2020

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.,

Washington, D.C. 20549

Re:	The Aaron’s Company, Inc.

Registration Statement on Form 10

File No. 001-39681

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form 10 (File No. 001-39681) (as amended to date, the “Registration Statement”), filed by The Aaron’s Company, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

The Board of Directors of Aaron’s Holdings Company, Inc. (“Parent”) has set November 27, 2020 as the record date for the distribution of shares of common stock of the Company (the “Shares”), which is expected to be effective at 11:59 p.m., Eastern Time, on November 30, 2020. The Company hereby requests that the effective date for the Registration Statement be accelerated to 9:00 a.m., Eastern Time, on November 19, 2020, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

In connection with this request, the Company hereby acknowledges that:

•

should the Commission or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Robert J. Leclerc of King & Spalding LLP at (404) 572-2781. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Leclerc and that such effectiveness also be confirmed in writing.

Sincerely,

THE AARON’S COMPANY, INC.

By:	/s/ Douglas A. Lindsay
Name: Douglas A. Lindsay
Title: Chief Executive Officer

cc: Robert J. Leclerc, Esq.